
Unmute
In 1

- Executive team with a combined 40+ years experience and Academy Award winning work.
- Join over 1,700 people who have invested a total of over $1M!
- Investors recoup 120% of principal plus pro-rata share of 50% of the backend plus fan based perks!
- A true story about courageous women that will inspire and entertain audiences worldwide.
- Pre P&A: Active and engaged fanbase of over 10,000+.
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- We have the support of thalidomide survivors worldwide who are eager to have their stories told.

RESERVE

WATCH FOR UPDATES

INVESTMENT TERMS

Custom Contract
Investors receive 120% of principal plus 50% pro-rata share of net profits.

Investor Perks: $250, $5K, $7.5K, $30K, $75K, $300K

(https://www.wefunder.com/frankie

A STORY THAT MUST BE TOLD.

01:00

Pharma is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.





Logline

Amidst the politically charged atmosphere of 1960s Washington D.C, two female doctors unveil a web of corruption and deceit that puts profits over people's lives. Inspired by true events.

Genre

History | Drama | Biography

Rating

PG-13

Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.

"I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done."

-John F. Kennedy



Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.


to date
SURVIVORS OF THALIDOMIDE
have not received full restitution.
Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.

MORE THAN A MOVIE.

Though Dr. Kelsey's efforts prevented a US disaster, many around the world suffered and the ramifications of this historical event still linger today. Known widely as the largest manmade medical disaster in history, it's estimated that over 10,000 babies were affected by the drug, thalidomide. Helmed a "miracle drug" and given to pregnant women as a treatment for morning sickness, the pills caused severe birth defects. To date, survivors of thalidomide have not received full restitution. We hope to encourage survivors, by showing them that their story has not gone unnoticed, and impact audiences to take action in the face of injustice. *Pharma* aims to shine a light on this hidden history and lend a platform to survivors of the tragedy. Hear from some of the survivors and why they believe this movie needs to be made.

01:00

03:00

01:59

00:59

01:00

Pharma is an important and critically relevant story for this moment in history. As we emerge from a global pandemic and new information comes to light each day, Frankie's story highlights the risk of placing trust in huge corporations and government entities without proper oversight.



It all starts with a good story...
"It's rare to find a script that is both well crafted and has come at the right time. With more scripts coming in and more movies getting made every year, it becomes increasingly rarer to hit both of those marks. I can honestly say that Pharma not only hits both of those marks, but does so in a way that makes this story transcend the page."
-Eclectic Pictures Script Analyst
FRANKIE
(chuckles)
No. I just crossed out the Mr. wrote in Ms. and accepted the offer.
Script
NICHOLL FELLOWSHIPS IN SCREENWRITING
SCRIPT COMPETITION SECOND ROUNDER AUSTIN FILM FESTIVAL
WESCREENPLAY FEATURE QUARTERFINALIST
WESCREENPLAY DIVERSE VOICES FINALIST

In addition to an award winning feature length script, the proof of concept and short film, Pharma, has entered the 2023 festival circuit with multiple official selections, nominations, and category wins. The caliber of the project produced on a micro- budget exhibits the skill and indie grit that the team brings to the table.


Wears No Makeup—Hates Housework
Dr. Kelsey Would Prefer to Retain Anonymity
URGED BY KENNEDY
Frances Oldham Kelsey
Special to The New York Times.
WASHINGTON, Aug. 1—
Nearly two years ago a
PHARMA / PROOF OF CONCEPT & AWARD WINNING SHORT FILM
Amidst the politically charged atmosphere of 1960s Washington D.C,
two female doctors unveil a web of corruption and deceit that puts profits
over people's lives. Inspired by true events.
wifta OFFICIAL SELECTION 2023
OFFICIAL SELECTION Atlanta Women's Film Festival 2023
Award Winner 4TH DIMENSION 2023
WINNER Show Low Film Festival 2023
WINNER Wine, Women & Film Festival 2023
OFFICIAL SELECTION Flagstaff International Film Festival 2023
OFFICIAL SELECTION CORONADO ISLAND FILM FESTIVAL 2023
OFFICIAL SELECTION The Women's Independent Film & Television Festival 2023
ETHOS FILM AWARDS INTERNATIONAL FILM FESTIVAL FINALIST 2023
OFFICIAL SELECTION INTERNATIONAL SOCIALCHANGE FILM FESTIVAL 2023
Award Winner siff 2023
AWARENESS FILM FEST 2023 OFFICIAL SELECTION
Simple Jane Films
Dear Doctor:
On December 5th, 1961 we advised you of the possible relationship of congenital malformations observed abroad in offsprings of certain patients who had taken thalidomide (Kevadon in Canada) early
Earlier today, Dr. Kelsey told a Senate subcommittee that thalidomide was available for experimental use by certain American physicians for nearly a year after she had first sus-
Busy with Two Jobs
low heels. Her short, straig
She dislikes housewor

Lead Producer, Ashley Bratcher, is an award winning actress and the star of the box office hit Unplanned. Unplanned premiered at number 4 its opening weekend in the box office among major Hollywood Studio competition including Captain Marvel, Us, and Dumbo. According to Box Office Mojo, the film took in an estimated $6,110,000 at the end of the weekend, with a cumulative per-screen average of $5,770 on just 1,059. To date, it has grossed over $21 million dollars off of a modest $6 million dollar budget. Ashley's heart for telling true stories that encourage positive change has been the driving force for bringing Pharma to the screen. In 2020, Ashley founded her own production company, Simple Jane Films, to focus on creating content about ordinary women with extraordinary stories. She is backed by an executive team with a combined 40+ years experience in filmmaking. Their areas of expertise include development, screenwriting, production, casting, distribution, public relations, marketing, and

business law.


Production Team
ASHLEY BRATCHER
PRODUCER
CEO of Simple Jane Films, producer and award winning actress. Ashley is a Campbell University Bachelor of Arts cum laude graduate, and a Notre Dame Vita Institute Alumni. She has worked in the film industry for over a decade with 40+ film and television credits to her name, from box office theatrical hits to network television. In addition to her work on screen, Ashley is dedicated to using her platform to encourage positive change. Her philanthropic efforts include founding a scholarship fund to provide financial and material assistance to mothers seeking to continue their education.
LISA BRUCE
PRODUCER
Lisa is a member of the Academy of Motion Picture Arts & Sciences as well as the British Academy of Film & TV Arts. She is a two-time Oscar-nominated & BAFTA award-winning producer of The Theory of Everything starring Eddie Redmayne and Darkest Hour starring Gary Oldman. Bruce is a member of the Academy of Motion Picture Arts and Sciences as well as the British Academy of Film and TV Arts in 2018. She has produced numerous theatrically released films for studios and independents as well as television series for streamers.
DORI ZAVALA
PRODUCER
Dori is a producer, screenwriter, and an attorney. She graduated from Northwestern University with a B.A. in Political Science/International Studies and from the University of Arizona College of Law cum laude with a juris doctor degree. Dori has over 20 years experience practicing business law and litigation. She also holds a Series 65 investment license and has acted as an Investment Adviser Representative. She is also the CEO of Athena Ink, a production company dedicated to telling the untold stories of strong women heroes throughout history.
MARK FINCANNON
EXECUTIVE PRODUCER
Mark is a 40 year veteran filmmaker and Emmy Award Winning Casting Director. He and his company, Fincannon and Associates, have worked with such legendary directors as Steven Spielberg, Taylor Hackford, William Friedkin, David Lynch, and George Lucas to name a few. They have been responsible for casting over 200 feature films, 100 television movies, 15 television mini - series, and thousands of hours of television series. Mark is a member of the Academy of Television of Arts & Sciences. A few of his other most notable films are Ray, The Prince of Tides, Miracles from Heaven, The Patriot, and The Blindside.

The team's resumes boast Academy Award winning titles including The Theory of Everything, Darkest Hour, Ray, The Patriot, The Blind Side and more... generating hundreds of millions of dollars in the box office.


Pharma
BASED ON THE INCREDIBLE TRUE STORY OF DR. FRANCES KELSEY
PRODUCERS LISA BRUCE · ASHLEY BRATCHER · DORI ZAVALA
EXECUTIVE PRODUCER MARK FINCANNON
INVESTINPHARMA.COM | ASHLEY@SIMPLEJANEFILMS.COM
ACADEMY AWARD WINNING
PREVIOUS WORK
Ray
"A MASTERPIECE"
GARY OLDMAN
IS WINSTON CHURCHILL
DARKEST HOUR
IN CINEMAS JANUARY 12
EDDIE REDMAYNE
FELICITY JONES
THE THEORY OF EVERYTHING
THE PATRIOT

Our goal for *Pharma* is to raise $5 million dollars for the development and attachment of key talent through our crowdfund raise. Part of this budget will be allocated to ongoing development, with the remaining balance allocated towards production, post production, and distribution. Hitting milestones throughout the offering allow us to maintain momentum and move the project forward. If you decide to invest, you'll be raising awareness that this story should be seen on screens around the world.


I immediately knew that
THIS WAS A STORY THAT NEEDED TO BE TOLD
so I got to work on the script.
The more I learned, the more I wanted to share it with the world.
-Dori Zavala (Screenwriter)

Though investing in movies is incredibly risky, and a return on investment can never be guaranteed, we feel that the profitability of biopics has remained consistent over the years. Films such as Hidden Figures, Erin Brockovich and The Imitation Game have realized enormous profits at the box office. These kinds of movies often become classics, proving the test of time, and creating more downstream revenue for years to come.



Office Hours:
2 to 4 and 7 to 8:30 P. M.
Wed. and Sun.
By Appointment
ROY NULSEN, M.D.
474 19TH STREET NW
WASHINGTON, DC
Reg. No. 4216
Telephone LN 5-2753
Patient's Name
Age
Address
Date

Pharma is a 3 quadrant film, appealing to men and women over 25 as well as females under 25.



< 25 Females
< 25 Males
> 25 Females
> 25 Males

Comparables



BASED ON THE UNTOLD TRUE STORY
MEET THE WOMEN YOU DON'T KNOW, BEHIND THE MISSION YOU DO.
HIDDEN FIGURES

HIDDEN FIGURES

Budget $25,000,000
US Gross....................$169,607,287
Worldwide Gross.....$235,956,898

Nominated for 3 Academy Awards. Another 37 wins & 85 nominations.



THE TRUE ENIGMA WAS THE MAN WHO CRACKED THE CODE
BENEDICT CUMBERBATCH
KEIRA KNIGHTLEY
THE IMITATION GAME
COMING SOON

THE IMITATION GAME

Budget $14,000,000
US Gross.....................$91,125,683
Worldwide Gross......$233,555,708

Nominated for 8, Won 1 Academy Award. Another 21 wins & 70 nominations.



Jackie

JACKIE

Budget $9,000,000
US Gross...........................$13,960,394
Worldwide Gross........$24,270,399

Nominated for 3 Academy Awards Another 44 wins & 165 nominations.

Comparables



She created it. He sold it. And everyone bought it.
Amy ADAMS Christoph WALTZ
BIG EYES
TIM BURTON

BIG EYES

Budget $10,000,000
US Gross.........................$14,482,031
Worldwide Gross........$29,253,166

Won 1 Golden Globe Award. Another 44 wins & 165 nominations.



MARK RUFFALO
MICHAEL KEATON
RACHEL McADAMS
LIEV SCHREIBER
JOHN SLATTERY
STANLEY TUCCI
SPOTLIGHT
IN THEATERS THIS NOVEMBER

SPOTLIGHT

Budget $20,000,000
US Gross.........................$45,055,776
Worldwide Gross........$98,690,254

Nominated for 6, Won 2 Academy Award. Another 21 wins & 92 nominations.



JUST
MICHAEL B. JORDAN
JAMIE FOXX
AND BRIE LARSON
MERCY
EVERY GENERATION HAS ITS HERO. MEET OURS.

JUST MERCY

Budget $25,000,000
US Gross.........................$36,001,502
Worldwide Gross........$50,401,502

Nominated for 8, Won 1 Academy Award. Another 21 wins & 70 nominations.



Meryl Streep
Tom Hanks
A Steven Spielberg Film
The Post

THE POST

Budget $50,000,000
US Gross....................$81,903,458
Worldwide Gross....$179,769,457

Nominated for 2 Academy Awards. Another 19 wins & 111 nominations.



Contergan forte

**Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.*

Pharma is a story of investigative action, emotional drama, high stakes, and courage. This is your chance to be a part of movie history, creating a legacy with a movie that explores history while entertaining, engaging, and inspiring its audience.

00:42

In addition to making a really amazing movie, we've always wanted to build a community where our fans and investors feel connected to our project beyond just a dollar amount. We want **YOU** to be able to share this journey with us and have an experience that makes you excited and proud to be a part of the Pharma investor family.

So, we're offering some pretty cool perks as a thank you for your investment! Not only will you own part of the movie, but you'll also be part of the experience. You could **visit set**, **be in the movie**, and even **walk the red carpet**.


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

$100: Access to INVESTOR ONLY live virtual **roundtable discussions** with the filmmakers to discuss **behind the scenes**, **chat with special guests**, and participate in Q&A.

$1,000: BE IN THE MOVIE! You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie!*

$5,000: Receive a **signed copy of the Pharma film poster**.

$10,000: **Get a first look at the script!** This script has been kept top secret. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen.**

$20,000: Invitation to the World Premiere! You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!**

$50,000: Own a piece of movie memorabilia! This perk is for our movie buffs who love collector's items! In addition to receiving an autographed movie still from the feature, you'll be gifted a one of a kind prop following the release of the film.

$250,000: Receive **2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.***

INVEST NOW (invest.php)

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**Travel & lodging not included. **Signed NDA required.*

Frankie's Story, LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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